WORLD TROPHY OUTFITTERS, INC.

4250 Production Court, Las Vegas, Nevada 89115

December 15, 2006

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-3561

Re:	Acceleration Request

World Trophy Outfitters, Inc. (the “Company”)

Registration Statement on Form SB-2

File No. 333-128532

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 Eastern Time on December 15, 2006, or as soon thereafter as is convenient.

In connection with this request, the Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy for the disclosure in the registration statement; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your assistance in this matter.

WORLD TROPHY OUTFITTERS, INC.

/s/ Donald Peay
Donald Peay
President